[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Freeport-McMoRan Copper & Gold Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed March 12, 2013

File No. 333-185747

Dear Mr. Reynolds:

On behalf of Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated March 22, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, Plains Exploration & Production Company (“PXP”).

John Reynolds

United States Securities and Exchange Commission

April 2, 2013

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (File No. 333-185747) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 3 marked to indicate changes from the version filed on March 12, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 3.

Background of the Merger, page 36

1.	We reissue comment two from our letter dated February 21, 2013. Given Mr. Flores’ interests other than as a shareholder in this transaction, please revise the disclosure to clearly reflect that Mr. Flores has a conflict of interest rather than a “potential” conflict of interest.

Response: In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 3 has been revised.

Term Loan, page 86

2.	Please clearly disclose the specific terms of the agreement as they relate to determining the interest rate.

Response: In response to the Staff’s comment, the disclosure on page 86 and page 87 of Amendment No. 3 has been revised.

Exhibits

3.	Please either file as exhibits or incorporate by reference into the exhibits index, the term loan agreement and the agreements relating to the senior notes issuance.

Response: In response to the Staff’s comment, the referenced documents have been filed as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 10.6 and 10.7 to Amendment No. 3.

4.	Please remove the statement in the legality opinion that you are members of the Bar of the State of New York, as this appears to be a limitation on the opinion.

Response: We respectfully submit that the referenced statement is appropriate and in compliance with the existing guidance and practice provided by the Commission and the Staff. The statement is factually accurate and routinely appears in legal opinions of this type, and we believe that omitting it would be misleading and could potentially give rise to the mistaken impression that we are members of the bar of any other jurisdiction.

John Reynolds

United States Securities and Exchange Commission

April 2, 2013

Further, we have reviewed the existing guidance of the Staff (in particular that contained in Staff Legal Bulletin No. 19 (October 14, 2011) (“SLB 19”), and believe that the referenced statement is in compliance with such guidance.

Section II(B)(3)(b) of SLB 19 notes that “an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is nevertheless acceptable so long as the opinion is not qualified as to jurisdiction. In other words, counsel cannot….exclude or “carve out” the law of the relevant jurisdiction or indicate that he or she is not qualified to opine on that law.” (emphasis added). The relevant sentence clearly states that the opinion is given under the federal laws of the United States and the General Corporation Law of the State of Delaware, the applicable jurisdictions in this instance. The inclusion of the statement of fact as to our bar membership is not a prohibited limitation on the opinion. For the reasons set forth above, we respectfully submit that no changes should be required to the referenced statement.

5.	The statement in Exhibit 8.1 that “it is the opinion of Latham & Watkins LLP that the statements in the Joint Proxy Statement/Prospectus constituting part of the Registration Statement under the caption ‘Material United States Federal Income Tax Consequences of the Merger,’ insofar as such statements summarize United States federal income tax law, are accurate in all material respects” is a description of the law and is not a tax opinion. Please revise to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel. For guidance, see Staff Legal Bulletin No. 19. Similarly revise Exhibit 8.2.

Response: In response to the Staff’s comment, revised versions of Exhibit 8.1 and Exhibit 8.2 have been filed with Amendment No. 3.

6.	In addition, it appears that you are using the short form of the tax opinion. Please revise the disclosure under the Material United States Federal Income Tax Consequences of the Merger section to clearly state the opinion of named counsel.

Response: In response to the Staff’s comment, the disclosure on pages 113 and 114 of Amendment No. 3 has been revised.

7.	Please remove from Exhibit 8.1 the following statement: “This opinion is rendered only to you, and is solely for your use in connection with the Parent’s filing of the Registration Statement upon the understanding that we are not hereby assuming professional responsibility to any other person whatsoever.” Such statement appears to place a limitation on the reliance of investors on the opinion.

Response: In response to the Staff’s comment, a revised version of Exhibit 8.1 has been filed with Amendment No. 3.

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John Reynolds

United States Securities and Exchange Commission

April 2, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.

John F. Wombwell, Plains Exploration & Production Company

Michael E. Dillard and Sean T. Wheeler, Latham & Watkins LLP